FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

October 4, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Signs a $600 million Syndicated Loan Agreement

Moscow, Russian Federation – October 4, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that on September 30, 2004 it signed a $600 million syndicated loan facility with leading international financial institutions. This is an increase from the originally launched $500 million.

The Mandated Lead Arrangers are: ABN AMRO Bank N.V. (“ABN AMRO”), HSBC Bank plc (“HSBC”), ING Bank N.V. (“ING”), Raiffeisen Zentralbank Öesterreich AG (“RZB”), Bank Austria Creditanstalt AG, Commerzbank Aktiengesellschaft and Barclays Bank plc.

ABN AMRO, HSBC and ING are Joint Bookrunners, with ING also acting as the Documentation and Facility Agent. RZB was the Signing Agent.

The original loan facility was launched in July 2004 and the syndicate now comprises 24 international financial institutions. MTS received $200 million from the loan facility at the end of July 2004 and plans to draw the remaining $400 million latest by the beginning of December 2004. The interest on the loan is LIBOR plus 2.50% per annum and the maturity is 3 years.

This was MTS’ first syndicated loan and is the largest financing that the Company has raised in a single transaction to date. Commenting on the signing of this increased loan agreement, Tatiana Evtushenkova, MTS’ Vice President for Investment and Corporate Development, said: “Prior to this loan, the syndicated loan market for Russia had not seen an unsecured loan of this size and tenor. We originally planned to attract $500 million but, due to a 20% over-subscription, the amount was increased to $600 million. The proceeds of the loan will be used to refinance some of the debt maturing this year, as well as for general corporate purposes. This loan is an extremely good opportunity for the Company to attract sizable financing at very attractive terms.”

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For further information please contact:

Mobile TeleSystems, Moscow
Investor and Public Relations	tel: +7 095 911 6553
Andrey Braginski	e-mail: ir@mts.ru

On behalf of the Mandated Lead Arrangers please contact:

ING Bank N.V.
Elena Ivanova, Managing Director	tel: +44 (0) 20 7767 1415

Raiffeisen Zentralbank Österreich AG
Thomas Hädicke	tel: +43 1 717 07 1059

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 25.5 million subscribers. The regions of Russia, as well as Belarus, Ukraine and Uzbekistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 225.8 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F/A. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	President/CEO

Date: October 4, 2004